The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



          Subject to Completion, Pricing Supplement dated July 20, 2000

PROSPECTUS Dated May 18, 2000                       Pricing Supplement No. 20 to
PROSPECTUS SUPPLEMENT                       Registration Statement No. 333-34392
Dated May 18, 2000                                  Dated                   2000
                                                                  Rule 424(b)(3)


                        Morgan Stanley Dean Witter & Co.
                           MEDIUM-TERM NOTES, SERIES C
                      Senior Variable Rate Renewable Notes
                         -------------------------------

                   EXtendible Liquidity SecuritiesSM (EXLsSM)

      The senior variable rate renewable notes (EXtendible Liquidity Securities) described in this pricing supplement, which we refer to as the EXLs, will mature on the initial maturity date, unless the maturity of all or any portion of the principal amount of the EXLs is extended in accordance with the procedures described below. In no event will the maturity of the EXLs be extended beyond the final maturity date.

      On each election date, you may elect to extend the maturity of all or any portion of the principal amount of your EXLs so that the maturity of your EXLs will be extended to the date occurring 366 calendar days from and including the 15th day of the next succeeding month. However, if that 366th calendar day is not a business day, the maturity of your EXLs will be extended to the immediately preceding business day. The election dates will be the fifteenth calendar day of each month from August 2000 to July 2004 inclusive, whether or not such dates are business days.

      You may elect to extend the maturity of all of your EXLs or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the fifth business day prior to the election date and end on the election date, whether or not the election date is a business day. Your notice of election must be delivered to the trustee for the EXLs, through the normal clearing system channels described in more detail below, no later than the last business day in the notice period. Upon delivery to the trustee of a notice of election to extend the maturity of an EXL or any portion thereof, that election shall be irrevocable.

      If on any election date you do not make an election to extend the maturity of all or any portion of the principal amount of your EXLs, the principal amount of the EXLs for which you have failed to make such an election will become due and payable on the initial maturity date, or any later date to which the maturity of your EXLs have previously been extended. If the election to extend the maturity of any portion of the EXLs is not exercised, a new note having a principal amount equal to the principal amount of the EXLs for which such election was not exercised will be issued to represent such unextended portion on such election date and the new note so issued will have the same terms as the EXLs, except the new note will not be extendible, will have a new CUSIP number and its maturity date will be the date that is 366 calendar days from and including such election date or, if such 366th calendar day is not a business day, the immediately preceding business day. The failure to elect to extend the maturity of all or any portion of the EXLs will be irrevocable and will be binding upon any subsequent holder of such EXLs.

      The EXLs will bear interest from the date of issuance until the principal amount thereof is paid or made available for payment at a rate determined for each interest reset period by reference to the base rate, based on the index maturity, plus the applicable spread for the applicable interest reset date. We describe how floating rates are determined and calculated in the section called "Description of Notes -- Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.

      The EXLs will be issued in registered global form and will remain on deposit with the depositary for the EXLs. Therefore, you must exercise the option to extend the maturity of your EXLs through the depositary. To ensure that the depositary will receive timely notice of your election to extend the maturity of all or a portion of your EXLs, so that it can deliver notice of your election to the trustee prior to the close of business on the last business day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the EXLs to notify the depositary of your election to extend the maturity of your EXLs in accordance with the then applicable operating procedures of the depositary. The depositary must receive any notice of election from its participants no later than 12:00 noon on the last business day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the EXLs to ascertain the deadline for ensuring that timely notice will be delivered to the depositary. If the election date is not a business day, notice of your election to extend the maturity date of your EXLs must be delivered to the depositary by its participants no later than 12:00 noon on the last business day preceding the election date.

      "EXtendible Liquidity Securities" and "EXLs" are our servicemarks.



Principal Amount:                   $

Initial Maturity Date:              August 15, 2001

Final Maturity Date:                August 15, 2005

Base Rate:                          LIBOR

Index Maturity:                     One month (except as described below under
                                    Initial Interest Rate)

                                                        (continued on next page)

Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.


                           MORGAN STANLEY DEAN WITTER

Spread:                             The table below indicates
                                    the applicable spread for the interest reset dates occurring during each of the indicated periods.

   For Interest Reset Dates occurring:                     Spread
   -----------------------------------                     ------
   From the original issue date
   to and including July 2001                           Plus       %

   From and including August 2001
   to and including July 2002                           Plus       %

   From and including August 2002
   to and including July 2003                           Plus       %

   From and including August 2003
   to and including July 2004                           Plus       %

   From and including August 2004
   to and including July 2005                           Plus       %

Spread Multiplier:                  N/A

Maximum Interest Rate:              N/A

Minimum Interest Rate:              N/A

Initial Interest Rate: One month LIBOR, plus __%; to be determined two London banking days prior to the Original Issue Date based on interpolation between one-week and one-month LIBOR for the initial interest payment period.

Initial Interest Reset Date:        August 15, 2000

Interest Reset Dates:               The fifteenth day of each month, commencing
                                    August 15, 2000

Interest Accrual Date:              July __, 2000

Interest Payment Dates:             The fifteenth day of each month, commencing
                                    August 15, 2000. The final interest payment date for the EXLs, or any portion of the EXLs maturing prior to the Final Maturity
                                    Date, will be the maturity date and interest for such period will accrue from and including the interest payment date in the month immediately preceding such maturity date to but excluding the maturity date.

Interest Determination
   Dates: Two London banking days prior to interest reset dates.

Election Dates:                     The fifteenth day of each month from August
                                    2000 to July 2004, inclusive, whether or not such day is a business day.

Redemption Dates:                   N/A

Redemption Percentage:              N/A

Alternate Rate Event
  Spread:                           N/A

Interest Payment Period:            Monthly

Specified Currency:                 U.S. Dollars

Issue Price:                        100%

Settlement Date
  (Original Issue Date):            July   , 2000

Book Entry Note or
  Certificated Note:                Book Entry Note

Reporting Service:                  Telerate Page 3750

Senior Note or
  Subordinated Note:                Senior Note

Trustee and
  Calculation Agent:                The Chase Manhattan Bank

Agent:                              Morgan Stanley & Co. Incorporated

                                                    (continued on the next page)

Interest Reset Periods:             The first interest reset period will be the
                                    period from and including August 15, 2000 to but excluding the immediately succeeding interest reset date. Thereafter, the interest reset periods will be the periods from and including an interest reset date to but excluding the immediately succeeding interest reset date; provided that the final interest reset period for the EXLs, or any portion of the EXLs maturing prior to the Final Maturity Date, will be the period from and including the interest reset date in the month immediately preceding the maturity of the EXLs, or any portion of the EXLs, to the relevant maturity date.


Denominations:                      $1,000 and integral multiples
                                     thereof

CUSIP No:


United States Federal Taxation:

      In the opinion of Davis Polk & Wardwell, our special tax counsel, an election to extend the maturity of all or any portion of the principal amount of the EXLs in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. In addition, the EXLs should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the "Contingent Payment Regulations"). Furthermore, although the EXLs will be "discount notes" (as defined in the section called "United States Federal Taxation -- Notes -- Discount Notes" in the accompanying prospectus supplement), the difference between the stated redemption price at maturity and the issue price of the EXLs will be less than the de minimis amount specified by the relevant provisions of the Code and the Treasury regulations issued thereunder. Accordingly, the EXLs should not be considered to have OID for U.S. federal income tax purposes.

      Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the EXLs - including possible application of the governing OID rules - contained in the section called "United States Federal Taxation" in the accompanying prospectus supplement.

      Prospective investors should note that no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the EXLs described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the EXLs is a taxable event for U.S. federal income tax purposes, then you would be required to recognize gain upon the exercise of such election. Also, if the IRS were successful in asserting that the EXLs were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, you may be required to accrue as OID income, subject to adjustments, at a "comparable yield" on the issue price. Furthermore, any gain recognized with respect to the EXLs would generally be treated as ordinary income. However, because the EXLs bear a variable interest rate that is reset every month, MSDW expects that (i) the accrual of income at the comparable yield will not significantly alter the timing of income inclusion; and (ii) any gain recognized with respect to the notes will not be significant. You are urged to consult your tax advisor regarding the U.S. federal income tax consequences of investing in the EXLs.

                                        3